FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2009

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ SHOICHI AOKI
Shoichi Aoki
Managing Executive Officer
General Manager of
Corporate Financial & Accounting Group

Date: April 14, 2009

Information furnished on this form:

EXHIBITS

Exhibit Number

1. English translation of an increase in a significant subsidiary of Kyocera Corporation filed with the Kanto Local Finance Bureau of the Ministry of Finance (“Rinjihoukokusho”)

English translation of an increase in a significant subsidiary of Kyocera Corporation filed with the Kanto Local Finance Bureau of the Ministry of Finance (“Rinjihoukokusho”)

1. Reason for Filing

To report an increase in a significant subsidiary of Kyocera Corporation (“Kyocera”), in accordance with Paragraph 4 of Article 24-5 of the Financial Instruments and Exchange Law and Sub-Paragraph 3 of Paragraph 2 of Article 19 of the Cabinet Office Ordinance relating to Disclosure of Corporation.

2. Matters reported

1) Outline of an increase in a significant subsidiary

Name	Address	Representative	Amount of Capital		Business
Kyocera Telecom Equipment (Malaysia) Sdn. Bhd.	Lot7646 Mukim Of Plentong, 81750 Masai, Johor, Malaysia	Managing director, Minoru Tanaka	MYR	28,000,000	Manufacture of telecommunications equipment

2) Number and percentage of voting rights owned by Kyocera

Number of voting rights
Before an increase	28,000,000
After an increase	28,000,000

Percentage of voting rights
Before an increase	100%
After an increase	100%

Note: On April 1, 2008 Kyocera acquired the mobile phone related business and its related assets and liabilities from SANYO Electric Co., Ltd. through corporate split. As a result of this acquisition, Kyocera Telecom Equipment (Malaysia) Sdn. Bhd. becomes a Kyocera’s subsidiary.

3) Reason for and effective date of an increase in a significant subsidiary

Reason: Kyocera Telecom Equipment (Malaysia) Sdn. Bhd.’s sales to Kyocera is 10% or more of Kyocera’s gross purchase.

Effective date: March 31, 2009